UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Date of Report: July 29, 2026

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM 12, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated July 29, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: July 29, 2026	By:	/s/ Brody Speers
Brody Speers Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 1

TEEKAY TANKERS LTD. REPORTS
SECOND QUARTER 2026 RESULTS

Highlights
•Reported GAAP net income of $225.9 million, or $6.49 per share, and adjusted net income(1) of $193.6 million, or $5.56 per share, in the second quarter of 2026 (excluding items listed in Appendix A to this release), which is the highest quarterly adjusted net income in the Company's history.
•Record second quarter of 2026 spot rates with Suezmax tankers and Aframax/LR2 tankers averaging $109,200 per day and $74,100 per day, respectively. To-date in the third quarter of 2026, Suezmax tankers and Aframax/LR2 tankers spot rates are averaging $104,800 per day and $59,900 per day, respectively, for approximately 44% of third quarter spot days booked to date.
•As part of our fleet renewal plan, since reporting earnings in May 2026, Teekay Tankers completed the following previously-announced transactions: (1) acquired two Korean Suezmax tanker newbuilding contracts for a total of $190.0 million with expected delivery in 2027; and (2) completed two vessel sales for total proceeds of $138.0 million, consisting of a 2009-built Suezmax tanker in the second quarter of 2026 for a gain on sale of $32.3 million and a 2013-built VLCC in the third quarter of 2026 for an expected gain on sale of $22.9 million.
•The Company declared a cash dividend of $0.25 per share for the quarter ended June 30, 2026, payable in August 2026.

Hamilton, Bermuda, July 29, 2026 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended June 30, 2026:

Consolidated Financial Summary

	Three Months Ended
(in thousands of U.S. dollars, except per share data)	June 30, 2026	March 31, 2026	June 30, 2025
	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Total revenues	379,508	286,094	232,866
Income from operations	221,969	147,672	54,989
Net income	225,913	153,551	62,614
Earnings per share - basic	6.49	4.42	1.81
NON-GAAP FINANCIAL COMPARISON
Adjusted EBITDA (1)	205,804	141,425	62,037
Adjusted net income (1)	193,622	128,269	48,719
Adjusted earnings per share - basic (1)	5.56	3.69	1.41
Cash, cash equivalents, restricted cash and short-term investments	1,215,244	996,151	711,873
(1)    These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Teekay Tankers Ltd. Investor Relations E-mail: investor.relations@teekay.com www.teekaytankers.com
2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM12, Bermuda

Second Quarter of 2026 Compared to First Quarter of 2026
GAAP net income and non-GAAP adjusted net income for the second quarter of 2026 increased compared to the first quarter of 2026, primarily due to higher average spot tanker rates and higher net results from the Australian operations, partially offset by the sales of three vessels during the first half of 2026, as well as a higher number of scheduled dry dockings and the annual recognition of equity-based compensation in the second quarter of 2026. In addition, GAAP net income for the second quarter of 2026 included a $32.3 million gain from the sale of one vessel, compared to a $22.7 million gain from the sales of two vessels in the first quarter of 2026.

Second Quarter of 2026 Compared to Second Quarter of 2025
GAAP net income and non-GAAP adjusted net income for the second quarter of 2026 increased compared to the same period of the prior year, primarily due to higher average spot tanker rates, the acquisitions of six vessels between the second quarter of 2025 and the end of the first quarter of 2026, as well as higher net results from the Australian operations, partially offset by the sales of ten vessels between the start of the second quarter of 2025 and the end of the second quarter of 2026. In addition, GAAP net income for the second quarter of 2026 included a $32.3 million gain from the sale of one vessel, compared to a $13.9 million gain from the sales of two vessels in the second quarter of 2025.

CEO Commentary
“Teekay Tankers posted its best quarterly adjusted net income ever in the second quarter of 2026, generating GAAP net income of $225.9 million and adjusted net income of $193.6 million,” commented Kenneth Hvid, Teekay Tankers’ President and Chief Executive Officer. “Second quarter of 2026 spot rates were the highest in the Company’s history, primarily due to the effective closure of the Strait of Hormuz which disrupted oil and tanker markets. While this unprecedented event has not directly impacted the safety and operations of our vessels, it continues to create volatility in our markets. In the third quarter to-date, our Suezmax fleet spot rates remain at near record levels, while our Aframax/LR2 fleet has so far achieved rates well above normal seasonal levels and several times above our cash break-even rate. Spot rates have recently strengthened in the Aframax/LR2 sector, particularly in the Atlantic where rates are currently over $100,000 per day. In addition, we have continued to execute on our fleet renewal plan with the acquisition of two 2027 Suezmax tanker newbuilding contracts and the sale of two vessels.”

“Although the near-term tanker market outlook remains complex, unpredictable, and subject to significant influence from geopolitical events, we believe Teekay Tankers' low cash flow break-even levels, significant free cash flow generation, and sizable investment capacity positions us well to simultaneously renew our fleet and create shareholder value.”

Summary of Recent Events
Vessel Purchases

In January 2026, the Company acquired three 2016-built Aframax tankers for a total of $141.5 million and bareboat chartered the vessels back to the seller on short-term contracts. All three vessels have now been redelivered to the Company and Teekay Tankers has taken over full commercial and technical management of the vessels. One vessel was redelivered in May 2026 and the remaining two vessels were redelivered in July 2026. All vessels have been trading in the spot market since redelivery.

In June 2026, the Company completed the previously announced acquisition of two Korean Suezmax tanker newbuilding contracts for a total of $190.0 million with expected delivery in 2027. To-date $33.4 million has been paid, with the remaining $156.6 million payable in accordance with construction milestones.

Vessel Sales

In May 2026, the Company completed the previously announced sale of a 2009-built Suezmax tanker for $53.5 million, which resulted in a gain on sale of $32.3 million during the second quarter of 2026.

In July 2026, the Company completed the previously announced sale of a 2013-built VLCC for $84.5 million, which is expected to result in a gain on sale of $22.9 million in the third quarter of 2026.

Dividends

The Company's Board of Directors declared its fixed quarterly cash dividend in the amount of $0.25 per outstanding common share for the quarter ended June 30, 2026. The dividend is payable on August 21, 2026 to all of Teekay Tankers’ shareholders of record on August 10, 2026.
Tanker Market
Crude tanker spot rates surged to record highs in the second quarter of 2026, driven by severe geopolitical disruption in the Middle East following the conflict between the United States (U.S.) and Iran which escalated on February 28, 2026.

A series of attacks on vessels transiting the Strait of Hormuz sharply reduced traffic and led to a collapse in Middle East crude oil production and exports in the weeks following the onset of hostilities, creating immediate dislocation across global crude markets. With the Strait of Hormuz effectively closed, Asian refiners were forced to source replacement barrels from the Atlantic Basin rather than the significantly closer Middle East. This shift triggered a wave of long‑haul crude movements, stretching the global tanker fleet and tightening available tonnage. At the same time, a number of vessels were held out of the market as they were trapped inside the Gulf due to safety concerns or strategic positioning, further amplifying upward pressure on spot rates.

By the latter part of the quarter, tanker spot rates began to correct as trade flows adjusted to the new reality. Large crude tanker rates remained relatively well supported due to sustained long‑haul demand, while Aframax rates fell more rapidly due to an influx of newbuildings and LR2s switching from clean to dirty trades. Nevertheless, rates remained well above long-term averages.

On June 17, 2026, the U.S. and Iran signed a Memorandum of Understanding (MoU) which provided a framework agreement aimed at ending hostilities, lifting economic blockades, and opening a 60-day window to negotiate a permanent peace treaty. In the two weeks that followed the signing, transits through the Strait of Hormuz increased and Middle East exports began to recover. However, renewed hostilities at the start of July, including fresh attacks on vessels transiting the Strait of Hormuz, have led to a collapse of the agreement, leaving the outlook highly uncertain at the time of writing. Renewed uncertainty and the potential need to reposition ships back to the Atlantic Basin should Asian refiners look for alternate sources of crude oil supply could lead to continued rate volatility.

Looking ahead, while oil demand and supply are contingent on the development of the U.S.-Iran conflict, major oil agencies expect global oil demand to rebound once the U.S.-Iran conflict is resolved, with the International Energy Agency (IEA) projecting growth of 2.1 million barrels per day (mb/d) in 2027. Furthermore, global oil supply is expected to grow strongly due to an expected recovery in OPEC+ production should the U.S.-Iran conflict be resolved, coupled with non-OPEC+ supply growth led by the Americas and the United Arab Emirates, who left the OPEC+ group on May 1, 2026 and are now free to increase production without having to adhere to production quotas. As per the IEA’s projections, global supply growth is projected to outstrip demand growth in 2027. This could create the conditions needed for restocking depleted global oil inventories, with combined commercial and strategic inventories in the OECD currently the lowest in over 20 years, providing a boost to tanker demand.

On the fleet supply side, a high level of new tanker orders in 2026 has expanded the orderbook, which now stretches into 2030. Scrapping activity remains limited, though pressure is building on the dark fleet of older vessels due to fewer trading markets as sanctions are lifted and as regulatory scrutiny increases. In addition, the tanker fleet continues to age, with the average age of the mid-size tanker fleet now the oldest in over 30 years. We believe the eventual removal of these older vessels should help in reducing the impact of rising tanker deliveries in the coming years.

Operating Results
The following table highlights the operating performance of the Company’s spot vessels (including those trading on voyage charters, in revenue sharing arrangements (RSAs), in a third-party pool and in full service lightering), time charter-out vessels and bareboat charter-out vessels, in each case measured in net revenues(1) per revenue day(2), or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	June 30, 2026	March 31, 2026	June 30, 2025
Time Charter-Out Fleet (3)
Suezmax revenue days	273	125	—
Suezmax TCE per revenue day	$57,773	$44,755	—
Aframax / LR2 revenue days	217	164	51
Aframax / LR2 TCE per revenue day	$37,043	$32,507	$49,134

Bareboat Charter-Out Fleet
Aframax / LR2 revenue days	224	243	—
Aframax / LR2 TCE per revenue day	$11,850	$11,850	—

Spot Fleet
Suezmax revenue days	1,108	1,354	1,822
Suezmax spot TCE per revenue day	$109,171	$62,124	$33,089
Aframax / LR2 revenue days	1,270	1,349	1,577
Aframax / LR2 spot TCE per revenue day	$74,149	$59,934	$31,547
VLCC revenue days	82	89	—
VLCC spot TCE per revenue day (4)	$123,189	$87,974	—

Total Fleet
Suezmax revenue days	1,381	1,479	1,822
Suezmax TCE per revenue day	$99,009	$60,656	$33,089
Aframax / LR2 revenue days	1,711	1,756	1,628
Aframax / LR2 TCE per revenue day	$61,282	$50,724	$32,101
VLCC revenue days	82	89	—
VLCC TCE per revenue day	$123,189	$87,974	—

(1)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term and Appendix D to this release for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measure under GAAP.
(2)    Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with events such as major repairs or modifications, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
(3)    Excludes one chartered-in bunker tanker on a time charter-out contract.
(4)    Includes one VLCC tanker, which was acquired by the Company from its 50/50 joint venture in August 2025, which was trading in a pooling arrangement managed by a third-party. For the three months ended June 30, 2025, the vessel earned an average TCE rate of $40,178 per day over 91 revenue days when the vessel was owned by the joint venture. In February 2026, the Company entered into an agreement to sell the VLCC tanker to a third party, and the tanker was delivered to its purchaser in July 2026.

Third Quarter of 2026 Spot Tanker Performance Update
The following table presents Teekay Tankers’ average TCE rates booked to date in the third quarter of 2026 for its spot-traded fleet only, together with the percentages of total revenue days currently fixed for the third quarter:

	Third Quarter 2026 To-Date Spot Tanker Rates
	TCE Rates Per Day	% Fixed
Suezmax	$104,800	44%
Aframax / LR2 (1)	$59,900	44%

(1)    Rate and percentage booked to date include all Aframax and LR2 vessels, whether trading in the clean or dirty spot market.

Teekay Tankers Fleet
The following table summarizes the Company’s fleet as of July 28, 2026:

	Owned Vessels(4)	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	3	—	3
Aframax Tankers / LR2 Product Tankers	3	—	3
Total Fixed-Rate Fleet	6	—	6
Spot-rate:
Suezmax Tankers(1)	11	1	12
Aframax Tankers / LR2 Product Tankers(2)	15	2	17
Total Spot Fleet	26	3	29
Committed Newbuildings:
Suezmax Tankers(3)	2	—	2
Total Committed Newbuildings	2	—	2
Total Tanker Fleet	34	3	37
STS Support and Bunker Tanker Vessels	—	2	2
Total Teekay Tankers Fleet	34	5	39
(1)    Includes one Suezmax tanker subject to a charter-in contract that is scheduled to expire in June 2027, with an option to extend for one additional year.
(2)    Includes two Aframax / LR2 tankers subject to charter-in contracts that are scheduled to expire in February 2027 and January 2030, the latter of which has options to extend for up to three years, as well as a purchase option at the end of the second extension option period.
(3)    Includes two Suezmax newbuildings that are scheduled to be delivered in 2027.
(4)     13 Suezmax tankers and 12 Aframax / LR2 tankers are unencumbered, including the Company's five modern vessel purchases since the beginning of 2025 and two committed newbuildings.

Liquidity Update
As at June 30, 2026, the Company had total liquidity of $1.3 billion (comprised of $735.0 million in cash and cash equivalents, $476.6 million in short-term investments and $97.6 million in undrawn capacity from its credit facility), compared to total liquidity of $1.2 billion as at March 31, 2026.

Conference Call
Teekay and Teekay Tankers (collectively, the Teekay Group) plan to host a conference call on Thursday, July 30, 2026 at 11:00 a.m. (ET) to discuss the Teekay Group's results for the second quarter of 2026. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing 1(800) 330-6710, or 1(647) 361-1999 if outside of North America, and quoting conference ID code 6229932.
•By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying Teekay Group Second Quarter of 2026 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers owns a fleet of 34 double-hulled oil and product tankers (including 14 Suezmax tankers, 18 Aframax / LR2 tankers, and two Suezmax tanker newbuildings), and also three chartered-in oil and product tankers. Teekay Tankers’ vessels are typically employed through a mix of spot tanker market trading and short or medium-term fixed-rate time-charter contracts. In addition, Teekay Tankers manages and operates vessels for the Australian Government and Australian energy companies as part of the marine services provided by the Company and owns a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. Teekay Tankers was formed in December 2007 by Teekay Corporation Ltd.

Teekay Tankers’ Class A common shares trade on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:
E-mail: investor.relations@teekay.com
Website: www.teekay.com. The information contained on our website is not part of this release.

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income, Adjusted EBITDA, and Net Revenues, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
Non-GAAP Financial Measures
Adjusted net income excludes certain items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents EBITDA (i.e. net income before interest, taxes, and depreciation and amortization) adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign exchange gains and losses, write-downs of assets, gains and losses on sale of assets, unrealized credit loss adjustments, realized and unrealized gains and losses on marketable securities, unrealized gains and losses on derivative instruments, realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments, equity income or loss and gain on distribution from unconsolidated joint ventures, dividend income from marketable securities, amortization of in-process revenue, and certain write-offs and other income or expenses. Adjusted EBITDA also excludes realized gains or losses on any interest rate swaps (as management, in assessing the Company's performance, views these gains or losses as an element of interest expense). Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendix C of this release for a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Net revenues represents income from operations before vessel operating expenses, charter hire expenses, depreciation and amortization, general and administrative expenses, and gain or loss on sale and write-down of assets. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does income from operations, the most directly comparable financial measure under GAAP. Please refer to Appendix D of this release for a reconciliation of this non-GAAP financial measure to income from operations, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.

Teekay Tankers Ltd.
Summary Consolidated Statements of Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2026	2026	2025	2026	2025
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Voyage charter revenues (1)	300,109	231,093	186,703	531,202	379,346
Time-charter revenues	27,496	13,755	4,550	41,251	10,864
Bareboat-charter revenues	2,655	2,877	—	5,532	—
Other revenues (2)(6)	49,248	38,369	41,613	87,617	74,295
Total revenues	379,508	286,094	232,866	665,602	464,505

Voyage expenses (1)	(77,341)	(57,615)	(78,638)	(134,956)	(165,505)
Vessel operating expenses (3)	(67,308)	(61,217)	(60,499)	(128,525)	(121,667)
Charter hire expenses	(9,090)	(9,678)	(11,618)	(18,768)	(26,027)
Depreciation and amortization	(20,816)	(22,188)	(20,944)	(43,004)	(44,184)
General and administrative expenses (4)	(15,275)	(10,380)	(14,505)	(25,655)	(24,217)
Gain on sale and write-down of assets (5)	32,291	22,656	13,895	54,947	52,058
Restructuring charges (6)	—	—	(5,568)	—	(5,568)
Income from operations	221,969	147,672	54,989	369,641	129,395

Interest income	10,379	8,046	7,568	18,425	13,425
Interest expense	(797)	(489)	(777)	(1,286)	(1,550)
Gain on distribution and equity income from equity-accounted investment	—	1,500	659	1,500	889
Other (expense) income	(562)	821	(257)	259	(4,415)
Net income before income tax	230,989	157,550	62,182	388,539	137,744

Income tax (expense) recovery	(5,076)	(3,999)	432	(9,075)	902
Net income	225,913	153,551	62,614	379,464	138,646

Earnings per share attributable
to shareholders of Teekay Tankers
- Basic	6.49	4.42	1.81	10.91	4.02
- Diluted	6.47	4.40	1.80	10.87	4.00
- Cash dividends declared	1.25	0.25	1.25	1.50	1.50

Weighted-average number of total common
shares outstanding
- Basic (7)	34,797,239	34,758,582	34,580,482	34,778,018	34,531,935
- Diluted	34,913,894	34,909,856	34,739,396	34,911,886	34,703,257

Number of outstanding common shares
at the end of the period	34,680,112	34,643,858	34,530,574	34,680,112	34,530,574

(1)Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $3.9 million, $9.0 million and $4.7 million for the three months ended June 30, 2026, March 31, 2026 and June 30, 2025, respectively, and $12.9 million and $12.8 million for the six months ended June 30, 2026 and June 30, 2025, respectively.

(2)Other revenues include operational and maintenance marine services provided to the Australian Government and third parties, lightering support revenue, management and other fees, as well as revenue earned from the Company's responsibilities in employing vessels subject to the RSAs managed by the Company and certain bunker related activities. Other revenues also include the amortization of in-process revenue related to the Company's acquisitions of three Aframax-sized tankers that were completed in January 2026, at which time the Company bareboat chartered out each tanker to the seller for a short-term period. For the three and six months ended June 30, 2026, other revenues include a $5.6 million recovery of certain crewing costs that were incurred in prior periods related to the Company's Australian operations.

(3)Vessel operating expenses for the three and six months ended June 30, 2026 include certain expenditures from the Company's Australian operations which are largely offset in Other revenues.

(4)General and administrative expenses for the three months ended June 30, 2026 and 2025 include the annual recognition of equity-based compensation, which is typically incurred in the second quarter of each year, as well as other certain non-recurring expenditures.

(5)Gain on sale and write-down of assets for the three months ended June 30, 2026 includes a gain of $32.3 million relating to one Suezmax tanker, which was sold in May 2026. Gain on sale and write-down of assets for the three months ended March 31, 2026 includes an aggregate gain of $22.7 million relating to two Suezmax tankers, which were sold in January and March 2026. Gain on sale and write-down of assets for the three months ended June 30, 2025 includes a gain of $13.9 million relating to two Suezmax tankers, which were sold in April and May 2025. Gain on sale and write down of assets for the six months ended June 30, 2025 also includes an aggregate gain of $39.0 million relating to two Suezmax tankers and two Aframax-sized tankers, which were sold in February 2025 and March 2025, as well as a write-down of $0.8 million relating to two of the Company's operating lease right-of-use assets.

(6)Restructuring charges for the three and six months ended June 30, 2025 relate to severance costs resulting from the termination of a management contract related to the Company's Australian operations; the severance costs were fully recovered from the customer, and the recovery was presented in Other revenues.

(7)Includes common shares related to non-forfeitable stock-based compensation.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	June 30,	March 31,	December 31,
	2026	2026	2025
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	735,007	722,009	830,569
Short-term investments (1)	476,582	274,142	22,000
Restricted cash	3,655	—	692
Accounts receivable	85,832	113,001	82,781
Bunker and lube oil inventory	37,788	28,719	29,409
Prepaid expenses	13,699	17,195	17,013
Accrued revenue and other current assets	54,931	54,098	70,160
Assets held for sale (2)	62,629	61,036	26,834
Total current assets	1,470,123	1,270,200	1,079,458
Vessels and equipment – net	1,026,340	1,053,098	1,000,483
Operating lease right-of-use assets	27,801	32,998	38,161
Advances on newbuilding contracts	33,412	—	—
Goodwill and intangible assets	10,896	10,481	2,426
Other non-current assets(3)	23,396	23,742	121,146
Total assets	2,591,968	2,390,519	2,241,674

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	120,034	103,450	104,650
Current portion of operating lease liabilities	16,576	19,422	21,107
Other current liabilities	10,609	12,278	9,533
Total current liabilities	147,219	135,150	135,290
Long-term operating lease liabilities	11,225	13,577	17,054
Other long-term liabilities	57,639	51,880	45,714
Equity	2,375,885	2,189,912	2,043,616
Total liabilities and equity	2,591,968	2,390,519	2,241,674

Cash, cash equivalents, restricted cash and short-term investments	1,215,244	996,151	853,261
(1)Short-term investments include various bank term deposits and short-term debt securities issued by the United States government that have initial maturity dates of more than three months but less than one year from the origination date.
(2)Assets held for sale as at June 30, 2026 and March 31, 2026 include one VLCC tanker, which was delivered to its purchaser in July 2026. Assets held for sale as at December 31, 2025 include one Suezmax tanker, which was delivered to its purchaser in January 2026.
(3)Other non-current assets as at December 31, 2025 include payments of $99.0 million held in escrow for the acquisitions of three Aframax-sized tankers, which were completed in January 2026, and this amount that was previously recorded in other non-current assets is included as part of vessels and equipment as at March 31, 2026 and June 30, 2026.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Six Months Ended
	June 30,	June 30,
	2026	2025
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	379,464	138,646
Non-cash items:
Depreciation and amortization	43,004	44,184
Gain on sale and write-down of assets	(54,947)	(52,058)
Equity income and gain on distribution from equity-accounted investment	(1,500)	(889)
Provision (recovery) for uncertain tax position	1,303	(5,035)
Other	4,587	11,996
Change in operating assets and liabilities	4,967	1,008
Expenditures for dry docking	(12,575)	(7,787)
Net operating cash flow	364,303	130,065

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	1,174	1,496
Cash dividends paid	(51,966)	(51,727)
Other	(968)	(1,256)
Net financing cash flow	(51,760)	(51,487)

INVESTING ACTIVITIES
Proceeds from sale of vessels	125,316	184,085
Distribution from equity-accounted joint venture	1,500	—
Expenditures for vessels and equipment	(1,515)	(998)
Purchase of marketable securities	—	(2,348)
Purchase of short-term investments	(552,374)	(61,000)
Proceeds from short-term investments	97,792	—
Vessel acquisitions	(42,449)	(63,005)
Advances on newbuilding contracts	(33,412)	—
Net investing cash flow	(405,142)	56,734

(Decrease) increase in cash, cash equivalents and restricted cash	(92,599)	135,312
Cash, cash equivalents and restricted cash, beginning of the period	831,261	515,561
Cash, cash equivalents and restricted cash, end of the period	738,662	650,873

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	June 30, 2026		March 31, 2026		June 30, 2025
	(unaudited)		(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)	$	$ Per Share(1)
Net income - GAAP basis	225,913	$6.49	153,551	$4.42	62,614	$1.81

Add (subtract) specific items affecting net income:
Gain on sale of vessels	(32,291)	($0.93)	(22,656)	($0.65)	(13,895)	($0.40)
Restructuring charges (2)	—	—	—	—	5,568	$0.16
Other (3)	—	—	(2,626)	($0.08)	(5,568)	($0.16)
Total adjustments	(32,291)	($0.93)	(25,282)	($0.73)	(13,895)	($0.40)
Adjusted net income attributable to shareholders of
Teekay Tankers	193,622	$5.56	128,269	$3.69	48,719	$1.41

(1)Basic per share amounts.
(2)The amount recorded for the three months ended June 30, 2025 relates to severance costs resulting from the termination of a management contract related to the Company's Australian operations; the severance costs were fully recovered from the customer, and the recovery was presented in revenues.
(3)The amount for the three months ended March 31, 2026 relates to a gain on distribution received from the Company's equity-accounted joint venture and foreign exchange gains. The amount recorded for the three months ended June 30, 2025 relates to the recovery of severance costs related to the Company's Australian operations as described in footnote (2).

Teekay Tankers Ltd.
Appendix B - Supplemental Financial Information
Summary Statement of Income
(in thousands of U.S. dollars)

	Three Months Ended
	June 30, 2026
	(unaudited)
	Tankers	Marine Services and Other (1)	Total
Revenues	335,600	43,908	379,508
Voyage expenses	(77,341)	—	(77,341)
Vessel operating expenses	(32,411)	(34,897)	(67,308)
Charter hire expenses	(8,463)	(627)	(9,090)
Depreciation and amortization	(20,816)	—	(20,816)
General and administrative expenses	(15,275)	—	(15,275)
Gain on sale of vessel	32,291	—	32,291
Income from operations	213,585	8,384	221,969

	Three Months Ended
	March 31, 2026
	(unaudited)
	Tankers	Marine Services and Other (1)	Total
Revenues	253,871	32,223	286,094
Voyage expenses	(57,615)	—	(57,615)
Vessel operating expenses	(31,013)	(30,204)	(61,217)
Charter hire expenses	(9,058)	(620)	(9,678)
Depreciation and amortization	(22,188)	—	(22,188)
General and administrative expenses	(10,380)	—	(10,380)
Gain on sale of vessels	22,656	—	22,656
Income from operations	146,273	1,399	147,672

	Three Months Ended
	June 30, 2025
	(unaudited)
	Tankers	Marine Services and Other (1)	Total
Revenues	195,650	37,216	232,866
Voyage expenses	(78,638)	—	(78,638)
Vessel operating expenses	(32,443)	(28,056)	(60,499)
Charter hire expenses	(10,991)	(627)	(11,618)
Depreciation and amortization	(20,944)	—	(20,944)
General and administrative expenses	(14,505)	—	(14,505)
Gain on sale of vessels	13,895	—	13,895
Restructuring charges	—	(5,568)	(5,568)
Income from operations	52,024	2,965	54,989

(1)Includes revenues of $43.3 million, $31.7 million and $36.3 million related to marine services from the Australian operations for the three months ended June 30, 2026, March 31, 2026 and June 30, 2025, respectively, as well as total vessel operating expenses, charter hire expenses, and restructuring charges of $35.0 million, $30.3 million and $33.4 million related to marine services from the Australian operations for the three months ended June 30, 2026, March 31, 2026 and June 30, 2025, respectively. For the three months ended June 30, 2026, other revenues include a $5.6 million recovery of certain crewing costs that were incurred in prior periods related to the Company's Australian operations.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	June 30, 2026	March 31, 2026	June 30, 2025
	(unaudited)	(unaudited)	(unaudited)
Net income - GAAP basis	225,913	153,551	62,614
Depreciation and amortization	20,816	22,188	20,944
Net interest income	(9,582)	(7,557)	(6,791)
Income tax expense (recovery)	5,076	3,999	(432)
EBITDA	242,223	172,181	76,335

Add (subtract) specific items affecting EBITDA:
Gain on sale of vessels	(32,291)	(22,656)	(13,895)
Amortization of in-process revenue	(4,297)	(5,474)	—
Gain on distribution and equity income from equity-accounted investment	—	(1,500)	(659)
Other (1)	169	(1,126)	256
Adjusted EBITDA	205,804	141,425	62,037
(1)The amount for the three months ended June 30, 2026 relates to foreign exchange losses. The amount for the three months ended March 31, 2026 relates to foreign exchange gains. The amounts recorded for the three months ended June 30, 2025 relate to an unrealized loss on investment in marketable securities, foreign exchange gains and dividend income.

Teekay Tankers Ltd.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Net Revenues - Tankers
(in thousands of U.S. dollars)

	Three Months Ended
	June 30, 2026	March 31, 2026	June 30, 2025
	(unaudited)	(unaudited)	(unaudited)
Tankers
Income from operations - GAAP basis	213,585	146,273	52,024

Add (subtract) specific items affecting income from operations:
Vessel operating expenses	32,411	31,013	32,443
Charter hire expenses	8,463	9,058	10,991
Depreciation and amortization	20,816	22,188	20,944
General and administrative expenses	15,275	10,380	14,505
Gain on sale of vessels	(32,291)	(22,656)	(13,895)
Total adjustments	44,674	49,983	64,988
Net revenues	258,259	196,256	117,012

Forward-Looking Statements
This release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this release, other than statements of historical fact, are forward-looking statements. When used in this release, the words "expect", "believe", "anticipate", "plan", "intend", "estimate", "may", "will", "should" or similar words identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this release include, among others, statements regarding: our expectations regarding vessel sales and acquisitions, including the occurrence and timing of vessel deliveries, the expected financial impacts of such transactions and our expected operating plans for acquired vessels; the Company's expectations regarding tanker charter-in and charter-out contracts, including the timing of commencement, expiry or extensions thereof; the timing of payments of cash dividends; any future dividends; geopolitical events and the impact thereof on the global economy, the industry and tanker market, and the Company's business; management's view of the tanker operating and rate environments, and related effects on the Company and its operations; crude oil and refined product tanker market fundamentals, including expectations regarding oil supply and demand, as well as tonne-mile demand; the Company's ability to benefit from its balance sheet strength and approach to fleet renewal; and the Company's liquidity and market position, including expected maximum available liquidity under the Company’s revolving credit facility.
The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential changes to or termination of the Company's capital allocation plan or dividend policy; the declaration by the Company's Board of Directors of any future cash dividends on the Company's common shares; the Company's available cash and the levels of its capital needs; changes in the Company's liquidity and financial leverage; changes in the annual EBITDA levels of the Company's Australian operations; changes in tanker rates, including spot tanker market rate fluctuations, and in oil prices; changes in the production of, or demand for, oil or refined products and for tankers; changes in trading patterns affecting overall vessel tonnage requirements; the impact of geopolitical tensions and conflicts, including the U.S.-Israel war with Iran and the effective closure of the Strait of Hormuz, and the ongoing issues with the Bab el Mandeb Strait, the Israel and Hamas war, and the Russia-Ukraine war; the impact of imposed sanctions, tariffs, price caps, import and export and other restrictions; changes in global economic conditions; any reintroduction of proposed U.S. and China port fee regulations; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; the potential for early termination of charter contracts on existing vessels in the Company's fleet; the inability of charterers to make future charter payments; delays or inability to complete planned vessel sales and planned vessel deliveries; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations, including those that may further regulate greenhouse gas emissions; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2025. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.